EXHIBIT F-1.a

                                          October 18, 1995


  Securities and Exchange Commission
  450 Fifth Street, N.W.
  Washington, D.C.  20549

  Dear Sirs:

       I am Senior Counsel of Cinergy Services, Inc., the service company subsidiary of Cinergy Corp. ("Cinergy"), and am furnishing this opinion as an exhibit to Post-Effective Amendment No. 2 to Cinergy's Form U-1 Declaration as amended in File No. 70-8477 (the Declaration as amended in 1994, the "1994 U-1").

       By order dated November 18, 1994 in File No. 70-8477, Rel. No. 35-26159 (the "November 1994 Order"), the Commission authorized Cinergy, among other things, to issue and sell up to eight million shares of its common stock, $.01 par value per share (the "Shares"), from time to time through December 31, 1995. As of October 1, 1995, pursuant to the November 1994 Order, Cinergy had issued 7,132,615 of the Shares, leaving a balance of 867,385 of the Shares remaining to be issued (the "Remaining Shares").

       In Post-Effective Amendment No. 1 to the 1994 U-1, Cinergy requests authorization to issue and sell the Remaining Shares from time to time through December 31, 1997, and to apply the net proceeds to general corporate purposes, including acquisitions of interests in EWGs and FUCOs. Cinergy also requests authority in such Post-Effective Amendment to award any or all of the Remaining Shares, in one or more transactions through December 31, 1997, to Cinergy system employees in recognition of such employees' contributions to Cinergy's business success.

       In connection with this opinion, I have reviewed or caused to be reviewed Post-Effective Amendments Nos. 1 and 2 to the 1994 U-1 (collectively, the "Post-Effective Amendment"), the 1994 U-1 and such other documents and records as I deemed necessary or appropriate in order to give this opinion. The transactions proposed in the Post-Effective Amendment are subject to (1) receipt of an appropriate order or orders of the Commission under the Public Utility Holding Company Act of 1935, and (2) due issuance of the Remaining Shares and, as to those Remaining Shares to be issued and sold, receipt of full payment therefor.

       Subject to the foregoing, I am of the opinion that in the event the proposed transactions are consummated in accordance with the Post-Effective Amendment (including any further amendment to the 1994 U-1):

       (a) All state laws applicable to the transactions proposed in the Post-Effective Amendment will have been complied with.

       (b) Cinergy is validly organized and duly existing under the laws of the State of Delaware.

       (c) The Remaining Shares will be validly issued, fully paid and nonassessable, and the holders thereof will be entitled to the rights and privileges appertaining thereto set forth in Cinergy's Certificate of Incorporation.

       (d) The consummation of the transactions proposed in the Post-Effective Amendment will not violate the legal rights of the holders of any securities issued by Cinergy or any associate company thereof.

       I am a member of the Ohio Bar and do not hold myself out as an expert on the laws of any other state. As to matters involving the laws of the State of Delaware, I have made or caused to be made a study of such laws to the extent relevant to this opinion. This opinion does not address the potential applicability to the proposed transactions of any state securities or Blue Sky laws.

       I hereby consent to the filing of this opinion as an exhibit to Post-Effective Amendment No. 2.

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                                     Very truly yours,

                                     /s/ Jerome A. Vennemann
                                     Senior Counsel